UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of May 2026

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

4-5, Marunouchi 1-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-273681) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2026

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Yoshitaka Sekine
Name:	Yoshitaka Sekine
Title:	Managing Director, Head of Documentation & Corporate Secretary Department, Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc. (MUFG)

Notice Concerning Dividends of Surplus

Tokyo, May 15, 2026 — MUFG today announced that, at a meeting of the Board of Directors held today, it resolved to pay a dividend of surplus with a record date of March 31, 2026. The details are as follows.

This resolution is subject to approval at the ordinary general meeting of shareholders scheduled to be held on June 26, 2026.

1.	Details of dividend

	Determined amount	Most recent dividend forecast (Announced on November 14, 2025)	Actual results for the previous fiscal year (Fiscal year ended March 31, 2025)
Record date	March 31, 2026	March 31, 2026	March 31, 2025
Dividend per share	¥51.00	¥39.00	¥39.00
Total amount of dividends	¥576,848 million	–	¥449,732 million
Effective date	June 29, 2026	–	June 30, 2025
Source of dividends	Retained earnings	–	Retained earnings

2.	Reason

MUFG continuously seeks to improve shareholder returns, focusing on dividends in pursuit of an optimal balance between solid equity capital and strategic growth investment. Regarding dividends, MUFG aims for a stable and sustainable increase in dividend per share through profit growth. In line with its Medium-Term Business Plan, MUFG will maintain a disciplined approach to capital management with a target dividend payout ratio of approximately 40%.

Based on these policies, MUFG has decided to raise its year-end dividend to ¥51.00 per share, as profits attributable to owners of parent for the fiscal year ended March 31, 2026 exceeded the target, reaching ¥2,427.2bn. As a result, the annual dividend for the fiscal year ended March 31, 2026 will be ¥86.00 per share.

(Reference) Details of the dividends

	Dividend per share
Term	Interim dividend	Year-end dividend	Annual dividend
Amount for the fiscal year ended March 31, 2026	¥35.00	¥51.00*1	¥86.00
Amount for the fiscal year ended March 31, 2025	¥25.00	¥39.00	¥64.00

*1.	The year-end dividend amount for the fiscal year ended March 31, 2026 is subject to approval at the ordinary general meeting of shareholders scheduled to be held on June 26, 2026

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About MUFG

Mitsubishi UFJ Financial Group, Inc. (MUFG) is one of the world’s leading financial groups. Headquartered in Tokyo and with over 360 years of history, MUFG has a global network with approximately 2,000 locations in more than 40 countries. The Group has about 150,000 employees and offers services including commercial banking, trust banking, securities, credit cards, consumer finance, asset management, and leasing. The Group aims to “be the world’s most trusted financial group” through close collaboration among our operating companies and flexibly respond to all of the financial needs of our customers, serving society, and fostering shared and sustainable growth for a better world. MUFG’s shares trade on the Tokyo, Nagoya, and New York stock exchanges. For more information, visit https://www.mufg.jp/english.

This notice contains forward-looking statements regarding estimates, forecasts, etc. in relation to the results of operations, financial conditions and other general management of MUFG and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are made based upon, among other things, MUFG’s current estimates, perceptions and evaluations. In addition, in order for MUFG to adopt such estimates, forecasts, etc. regarding future events, certain assumptions have been made. Accordingly, the statements and assumptions are inherently not guarantees of future performance and may result in inaccuracy from an objective point of view and in material differences from actual results. There exist a number of factors that might lead to uncertainties and risks. For the main matters that may be currently forecast, please see the most recent Financial Highlights, the Annual Securities Report, Disclosure Book, Annual Report, and other disclosures that MUFG has announced.

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